

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 16, 2009

Ms. Susanna Hilario
Chief Executive Officer and Chief Financial Officer
Atheron Inc.
3598 Durango St. Palanan
Makati City, Philippines 1235

> **RE:** **Forms 10-K and 10-K/A for the fiscal year ended August 31, 2008**
> **Forms 10-Q and 10-Q/A for the periods ended November 30, 2008,**
> **February 28, 2009 and Form 10-Q for the period ended May 31, 2009**
> **File No. 333-138189**

Dear Ms. Hilario:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief